SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of October, 2006

Commission File Number 0-28860

NET SERVIÇOS DE COMUNICAÇÃO S.A.
(Exact name of registrant as specified in its charter)

Net Communications Services Inc.
(Translation of Registrant's name into English)

Rua Verbo Divino, 1356
04719-002 - São Paulo-SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):82-___

NET SERVIÇOS DE COMUNICAÇÃO S.A.
Publicly Held Company
Corporate Taxpayers’ ID (CNPJ/MF): 00.108.786/0001 -65
Company Registry ID (NIRE): 35 300 177 240

MINUTES OF THE EXTRAORDINARY SHAREHOLDERS’ MEETING HELD ON OCTOBER 30, 2006

DATE, TIME AND VENUE: October 30, 2006, at 11:00 am, at Net Serviços de Comunicação S.A. (“Company”) headquarters, located at Rua Verbo Divino, 1,356 – 1º andar, Chácara Santo Antônio, in the City and State of São Paulo.

ATTENDANCE: Shareholders holding more than 2/3 (two thirds) of the voting stock, as per the signatures in the “Shareholders’ Attendance Book”, as well Mr. Charles Barnsley Holland, a member of the Company’s Fiscal Council, and Mr. Luiz Paulo Cesar Silveira, executive officer of APIS Consultoria Empresarial Ltda., responsible for the preparation of the appraisal reports used for the capital increase proposal to be discussed.

PRESIDING BOARD: Chairman – Mr. Francisco Tosta Valim Filho; Secretary – Mr. André Müller Borges.

CALL: The call notice was published in the Official Gazette of the State of São Paulo on October 14, 17 and 18, 2006 and in the newspaper Valor Econômico on October 16, 17 and 18, 2006

AGENDA: (1) To approve the proposal in order to amend the wording of caput of article 5 of the Company’s Bylaws, to reflect the increase in the Company’s capital stock from R$ 3,474,272,185.28 to R$ 3,548,541,327.17, approved by the Board of Directors’ Meetings of May 18, 2006 and June 19, 2006, the shares of which being subscribed by the shareholders and paid in via the capitalization of the tax benefits held by Empresa Brasileira de Telecomunicações S.A. – Embratel, resulting from the amortization of goodwill from the merger of Globotel Participações S.A., under the terms of paragraph 1 of article 7 of CVM Instruction 319/99 and clause 8 of Globotel’s Merger Protocol;

(2) To approve the proposal to amend the Company’s corporate purpose, so that pay-TV signal local distribution and any other type of telecommunication services can be provided by the Company in any type of signal distribution;

(3) To approve the increase in the Company’s capital stock, in order to acquire a minority interest in VIVAX S.A. (“VIVAX”), via the issue of 1,355,713 ordinary shares, which shouldbe paid- in cash, and 23,010,141 of preferred shares, which should be paid in (i) by the issuance of shares of VIVAX and of Brasil TV a Cabo Participações S.A. (“BTVC”) by Horizon Telecom International LLC (“HTI”) and (ii) in cash by the other shareholders of the Company under their preemptive right, the issuance price being equivalent to the weighted average by traded volume of the average unit price of the São Paulo Stock Exchange – Bovespa of the Company’s preferred shares in the five (5) trading sessions immediately preceding the Extraordinary Shareholders’ Meeting.

READING OF DOCUMENTS, VOTING SESSION AND DRAWING UP OF THE MINUTES: (1) By unanimous vote, the documents readings related to the items to be discussed by this Extraordinary Shareholders’ Meeting, was dispensed with, all shareholders being cognizant of same.

(2) The Presiding Board should number, receive and ratify the declaration of votes, manifestations and dissenting opinions, when presented, and should remain filed at the Company’s headquarters, under the terms of Article 130, paragraph 1, of Law 6.404/76.

(3) The drawing up and publication of these minutes in summary form, with omission of the signatures of the shareholders in attendance, was authorized under the terms of Article 130, paragraphs 1 and 2, of the Law 6.404/76, respectively.

RESOLUTIONS: After due analysis and discussion of the agenda, the shareholders decided:

(1) to approve, by unanimous vote without limitations, the proposal to amend the wording of the caput of Article 5 of the Company’s Bylaws, in order to reflect the increase in the Company’s capital stock from R$3,474,272,185.28 to R$3,548,541,327.17, approved and ratified, respectively, by the Board of Directors’ Meetings of May 18, 2006 and June 19, 2006, the shares of which being subscribed by the shareholders and paid in via the capitalization of the tax benefits held by Empresa Brasileira de Telecomunicações S.A. – Embratel, resulting from the amortization of goodwill from the merger of Globotel Participações S.A., under the terms of paragraph 1 of article 7 of CVM Instruction 319/99 and as established in clause 8 of Globotel’s Merger Protocol, the caput of article 5 of the Company’s Bylaws will have the following wording: “Article 5 – The Company’s capital stock corresponds to R$3,548,541,327.17 (three billion, five hundred and forty eight million, five hundred and forty-one thousand, three hundred and twenty-seven reais and seventeen centavos), divided into 109,320,070 (one hundred and nine million, three hundred and twenty thousand and seventy) common shares and 158,667,398 (one hundred and fifty eight million, six hundred and sixty-seven thousand and three hundred and ninety-eight) preferred shares, all nominative book-entry shares with no par value. The Company’s capital stock may be increased by up to R$5,000,000,000.00 (five billion reais), independently of any statutory amendment, pursuant to article 168 of Law 6.404/76, by the Board of Directors, who will establish the conditions of issue, under the terms of paragraph 1 of article 170 of Law 6.404/76” . The proposal hereby approved was discussed by the Board of Directors in a meeting held on October 13, 2006;

(2) to approve, by unanimous vote without limitations, the Executive Officers’ proposal to amend the Company’s corporate purpose, in order that the local distribution of pay-TV signals and other telecommunication services in any other type of signal distribution can be provided by the Company, with the consequent amendment of article 3 of the Company’s Bylaws, which shall have the following wording: “Article 3 – The Company’s corporate purpose, directly or through its subsidiaries, is to: (a) distribute local pay-TV signals, as well as providing its subscribers with added-value services, (b) provide other telecommunications services, (c) provide any other type of signal distribution, through its local network, and (d) produce its own local channels. It shall further provide its subsidiaries with all services of a corporate support, administrative, financial and consultative nature. It may also retain interests in other companies engaged in the same activities or supporting same, such as import/export and representation.” The proposal hereby approved was discussed by the Board of Directors in a meeting held on October 13, 2006;

(3) To approve, by unanimous vote without limitations, the proposal to increase the Company’s capital stock, in order to acquire a minority interest in VIVAX, via the issue of ordinary and preferred shares, under the following terms:

(i) Number and type of shares to be issued: 1,355,713 (one million, three hundred fifty five thousand and seven hundred and thirteen) common shares and 23,010,140 (twenty three million, ten thousand and one hundred and forty) preferred shares, all nominative book-entry shares with no par value. Due to the capital increase hereby approved, the current proportion of common and preferred shares in the Company’s capital stock should not be maintained, although the limit established by Law 6.404/76 should be respected;

(ii) Price: the issue price is R$22.04 (twenty-two reais and four centavos) per common and preferred share issued by the Company, which was determined, having been proposed by the Chair and unanimously approved, by the weighted average by traded volume of the closing price on the São Paulo Stock Exchange – Bovespa of the Company’s preferred shares in the five trading sessions immediately preceding this Extraordinary Shareholders’ Meeting. The issue price shall be the same for both common and preferred shares and will remain fixed during the period reserved for the exercise of pre-emptive rights, pursuant to Law 6.404/76;

(iii) Justification of the Issue Price: the issue price fixing is based on item III, paragraph 1 of article 170 of Law 6.404/76;

(iv) Amount of the Capital Increase: the increase in capital the amount of R$537,023,400.12 (five hundred and thirty-seven million, twenty-three thousand and four hundred reais and twelve centavos);

(v) Paying in: (a) the 1,355,713 common shares should be paid in cash and; and (b) the 23,010,140 preferred shares should be entirely paid in by HTI via a capital transfer to the Company of (I) 5,033,588 (five million and thirty-three thousand, five hundred and eighty-eight) common and 11,056,300 (eleven million, fifty-six thousand and three hundred) preferred VIVAX shares, each VIVAX Unit, comprising two preferred and one common share, being valued at R$38.03 (thirty-eight reais and three centavos), to which the subscriber HTI attributed the value of R$37.54 (thirty-seven reais and fifty-four centavos), said value being accepted and ratified by this meeting, and (II) 14,804,214 (fourteen million, eight hundred and four thousand, two hundred and fourteen) common and 75,951,795 (seventy-five million, nine hundred and fifty-one thousand, seven hundred ninety-five) preferred Brasil TV a Cabo Participações S.A. (“BTVC”) shares, each BTVC common and preferred share being valued at R$4.07 (four reais and seven centavos), to which the subscriber HTI attributed the value of R$4.03 (four reais and three centavos), said value being accepted and ratified by this meeting all free and clear of any liens, encumbrances or charges of any nature, and with all the rights, titles, interests and benefits therefrom, all of which duly considered in the valuation; HTI’s management is hereby authorized, with the express approval of HTI, subject to signature of these minutes and their respective ratification via the filing of the Subscription Form, to take all necessary measures to transfer the ownership of said shares in VIVAX and BTVC’s capital held by HTI to the Company. The shareholders ratified, by unanimous vote and without limitations, the appointment of the specialized firm APSIS Consultoria Empresarial Ltda., headquartered at Rua São José no. 90, grupo 1.802, in the City and State of Rio de Janeiro, inscribed in the Corporate Roll of Taxpayers (CNPJ/MF) under no. 27.281.922/0001 -70 and affiliated to the Rio de Janeiro chapters of the Regional Engineering and Architecture Council (CREA-RJ) and Regional Economics Council (CORECON/RJ) under nos. 82.2.00620 -1 and RF/2.052 -4, respectively, which undertook the valuation of the shares issued by VIVAX and BTVC to be added to the Company’s capital as per the evaluation reports in Attachments I and II to these minutes, which have also been approved by the Company’s shareholders pursuant to Article 8 of Law 6.404/76 and will be filed at the Company’s headquarters. The shareholder HTI will pay in the shares to be subscribed within the period assigned for the exercise of the preemptive rights mentioned in item (vi) below;

(vi) Pre-emptive Rights: the Company’s common and preferred shareholders are granted pre-emptive rights to subscribe to the shares to be issued under the capital increase, in the same proportion as their existing holdings, observing the terms of paragraph 2, article 171 of Law 6.404/76 on the paying in of shares through a transfer of assets, as in sub-item (v)(b) above. The shareholders Globo Comunicação e Participações S.A. (“Globo”) and Embratel Participações S.A. (“Embratel”) and their respective subsidiaries retaining shares in the Company, agreed to cede their pre-emptive rights to the preferred shares in favor of the subscription by HTI, under the terms of paragraph 6 of article 171 of Law 6.404/76. Pre-emptive rights shall be exercised within 30 (thirty) calendar days as of the publication of these minutes. Thus, shareholders who wish to exercise their pre-emptive rights should inform the Company within said period, i.e., up to and including November 30, 2006. Only those shareholders who purchased their shares by the close of October 30, 2006 will be entitled to exercise said rights; (vi.1) Procedures for the Exercise of Pre-emptive Rights: All Company shareholders will receive a Subscription Form at their respective addresses registered with Banco Itaú S.A. (“Banco Itaú”) and should present same should they wish to exercise their pre-emptive rights: (a) at any branch of Banco Itaú for shareholders whose shares are not held in custody by the CBLC (Brazilian Company for Settlement and Custody) and (b) at custody agents, for shareholders whose shares are so held. Shareholders who do not receive the subscription form should go to a Banco Itaú branch within the period for the exercise of pre-emptive rights, request said form and state the number of shares they wish to acquire. In order to exercise their pre-emptive rights, shareholders should present the following documents: (a) Individuals: Individual Taxpayer’s ID card (CPF), ID card (RG), proof of residence and power of attorney, if applicable; (b) Corporate: Up-to-date Bylaws or Articles of Incorporation, minutes of the Shareholders’ Meeting which elected the current management, proof of residence and power of attorney, if applicable;

(vii) Unsubscribed Shares: Under the terms of paragraph 7, article 171, Law 6.404/76, any part of the capital increase not paid in should be divided, proportional to the amounts paid in, within the two business days subsequent to the end of the period for the exercise of preemptive rights, amongst the shareholders who apply for same and any possible surplus should be sold on the Stock Exchange;

(viii) Rights: The shares to be issued should have full rights regarding net income for 2006 and subsequent years. The proposal hereby approved was discussed by the Extraordinary Shareholders’ Meeting of October 13, 2006 and the Fiscal Council Meeting of October 20, 2006.

CLOSING: Considering no further issues to be addressed, the Chairman adjourned the meeting for the time necessary for these minutes to be drawn up. After the meeting was resumed, these minutes were read and approved by the shareholders in attendance and signed by the Chairman, Secretary and shareholders listed below.

Francisco Tosta Valim Filho
Chairman

André Müller Borges
Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 30, 2006

NET SERVIÇOS DE COMUNICAÇÃO S.A.

By:	/S/ Leonardo Porciúncula Gomes Pereira
Leonardo Porciúncula Gomes Pereira Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.